August 23, 2019

United States Securities and Exchange Commission
100 F Street, N.E
Mail stop 3561
Washington, D.C. 20549
Attn: Lyn Shenk, Branch Chief

Re:    Air Transport Services Group, Inc.
Form 10-K for the year ended December 31, 2018, filed March 1, 2019
Form 8-K, furnished August 5, 2019
File No. 000-50368

Ladies and Gentlemen:
We have received correspondence dated August 15, 2019 regarding the review by the Staff of the Division of Corporation Finance (the “Staff”) of the financial statements and disclosures contained in Form 10-K for the fiscal year ended December 31, 2018 for Air Transport Services Group, Inc. (the “Company”) and in Form 8-K, filed on August 5, 2019. Our response to the Staff’s comments is provided below. For your convenience, we have included the comments followed by the Company’s responses. Caption references and page numbers refer to the captions and pages contained in the respective Forms, unless otherwise indicated. Capitalized terms and acronyms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Forms.

Form 8-K Furnished August 5, 2019

Exhibit 99.1
Outlook, page 3

SEC Comment 1:

1.
You provide a projection of the non-GAAP measure "adjusted EBITDA." Please present the comparable GAAP measure and reconciliation thereto pursuant to Item 10(e)(1)(i)(A) and (B) of Regulation S-K as directed by instruction 2 to Item 2.02 of Form 8-K. Also refer to question 102.10 in staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" for further guidance.

Company Response to Comment 1:

In our earnings release, we provided projected adjusted EBITDA but we did not provide a reconciliation to a projected comparable U.S. GAAP measure because we do not know the significant adjusting values and developing the values would require us to predict certain pertinent information which we cannot predict with reasonable accuracy or reliability. The largest adjustments involve the period-end, fair value re-measurement of stock warrants granted to a customer as incentives. These financial instrument re-measurements involve several assumptions, such as the price of ATSG stock, which are highly uncertain. As a result, a reconciliation of the projected non-GAAP financial measure guidance to the corresponding projected GAAP measure is not available without unreasonable efforts.

In accordance with question 102.10 in the Staff's Compliance and Disclosure Interpretations and with consideration to Item 10(e)(1)(i)(B) of Regulation S-K, we will revise our non-GAAP disclosures to include additional information regarding the adjustments beginning with the Company’s next earnings release, and in all subsequent public disclosures of projected adjusted EBITDA. Our earnings release will include the following disclosures:

“The historical non-GAAP financial measures included in this release are reconciled to GAAP earnings in tables included later in this release. The Company does not provide a reconciliation of projected Adjusted EBITDA because it is unable to predict with reasonable accuracy the value of certain adjustments. Certain adjustments can be significantly impacted by the period-end re-measurements of financial instruments including stock warrants issued to customers. The Company’s earnings on a GAAP basis and the non-GAAP adjustments for gain and losses resulting from the re-measurement of stock warrants, will depend on the future prices of ATSG stock, interest rates and other assumptions which are highly uncertain.”

Form 10-K for the Fiscal Year Ended December 31, 2018
Note O - Segment and Revenue Information, page 81

SEC Comment 2:

2.
We note your revenues for customer contracts for airframe maintenance and aircraft modification services are generally recognized over time based on the percentage of costs completed. Please tell us your consideration of disclosing remaining performance obligations associated with these revenues pursuant to FASB ASC 606-10-50-13 and an explanation of why the method used provides a faithful depiction of the transfer of the services pursuant to 50-18.b.

Company Response to Comment 2:

Our services for airframe maintenance and aircraft modifications typically have project durations lasting a few days to a few months. As such, we applied the practical expedient of ASC 606-10-50-14 and did not disclose the value of remaining performance obligations for aircraft maintenance and aircraft modifications because our performance obligations for such services have an original expected duration of one year or less.

Beginning with the Company’s next Form 10-K and Form 10-Q, we will revise our disclosures to include information about the duration of airframe maintenance and aircraft modification obligations, as well as our application of the practical expedient in ASC 606-10-50-14.

As disclosed in Note O, we use a cost method to measure progress toward the completion of our performance obligations for airframe maintenance and aircraft modification projects. Revenue is recognized in proportion to actual cost incurred to date relative to estimated cost to complete each contract. Unexpected or abnormal costs that are not reflected in the price of a contract are excluded from our calculations of progress toward our contract obligations. Our cost-to-cost method uses reliable and accurate information collected through our financial and operating systems. As described in Note O, our production resources include direct labor, material and contracted services that are specifically planned and monitored for regulatory compliance. The expenditure of these resources, as measured by costs, closely reflects the progress made toward completion of an airframe maintenance and aircraft modification project.

Beginning with the Company’s next Form 10-K and Form 10-Q, we will expand our disclosures to include more explanation of our cost method.

Other

In responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings notwithstanding any review, comments, action, or absence of action by the Staff.

To the extent applicable, all changes in disclosures in response to your comments will be included in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We appreciate your feedback toward improving our disclosures. We believe this letter fully responds to your comments. However, if there are any further questions, please contact us at (937) 382-5591, or at the Company’s address of record.

Sincerely,

/s/ Quint O. Turner
Quint O. Turner
Chief Financial Officer

cc: Amy Geddes

3